

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop: 3561

March 30, 2017

<u>Via E-Mail</u>
Mr. Joseph Ragan
Chief Financial Officer
Ferroglobe PLC
c/o Legalinx Ltd
One Fetter Lane,
London, EC4A 1BR

Re: Ferroglobe PLC
Form 20-F for the Fiscal Year Ended December 31, 2015
Filed May 2, 2016
File No. 001-37668

Dear Mr. Ragan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Branch Chief
Office of Beverages, Apparel, and Mining